Exhibit 99.2

TITAN TRADING ANALYTICS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE YEAR ENDED OCTOBER 31, 2010

February 28, 2011

MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis of financial results and related data is reported in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the standards of the Public Company Accounting Oversight Board  (United States), and should be read in conjunction with the consolidated financial statements as of October 31, 2010.

Information which is contained herein contains estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. Although such expectations are viewed as reasonable by the Company, no assurance can be given that such expectations will be realized. Such forward-looking statements are subject to risks and uncertainties and may be based on assumption that may cause actual results to differ materially from those implied herein, and therefore are expressly qualified in their entirety by this cautionary statement.The following information, prepared as at February 28, 2011 should be read in conjunction with the October 31, 2010 audited financial statements of the Company.

DESCRIPTION OF BUSINESS

Our company name became “Titan Trading Analytics Inc.” when we filed an amendment to our Articles of Incorporation on November 14, 1994.  Our registered and records office is located at Unit 120, 4445 Calgary Trail, Edmonton Alberta, T6H 5R7.The telephone number of that office is 780-438-1239.

The Company is a reporting issuer in Canada and trades in Canada on the TSX Venture Exchange under the symbol “TTA”. The Company is subject to the reporting requirements of the Exchange Act, and is quoted on the Over-the-Counter Bulletin Board under the symbol “TITAF”.

The Company is a financial software developer that has developed proprietary market timing, trading analytics and automated trading execution software called Titan TickAnalyst (“TickAnalyst”). TickAnalyst, when assembled with other third party components, forms a complete automated trading system capable of transforming real-time market data into executed trading orders. TickAnalyst is now beginning to establish a real-world track record to demonstrate its potential as a revenue source.

The Company continues to expend all of its efforts developing the TickAnalyst software and the operational infrastructure required for full-time commercial use. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation.

The Company has focused its attention on development of complex event processing software trading technology over the last several years. The target market for the business is institutional, high net worth individual investors and trading firms seeking a better than average return on investment and trading returns in their portfolios. The immediate market is primarily in Canada and the United States.  The Company plans to enter into non-exclusive agreements with institutions, trading firms and/or high net-worth individuals to utilize the software for trading and share the profits with those parties, or at a later stage, to license the software as a service directly to such parties under terms. Additionally, we expect to conduct trading operations for our own behalf and/or in joint ventures. Competitors include many other firms that offer trading systems. Titan believes that few of these competitors incorporate a multi-timeframe analysis the way Titan does and none would deliver signals generated by the same algorithm.

Titan Internal Trading Tools

Titan currently trades in a proprietary trading account using the TopView suite of products.TopViewis a fully integrated, scalable algorithmic trading system that incorporates a variety of trading models, including trend-following, countertrend and mean reversion models shown to be effective analytical tools in normal, non-trending and highly volatile markets. Built on Titan’s comprehensive market analysis technologies, TopViewhas the capability to analyze data feeds available from a number of the world’s stock exchanges. With ultra high-speed analysis capabilities, TopViewis designed to analyze hundreds of thousands of ticks per second per server and from that analysis generate carefully selected trading signals with a favorable probability of success for each trade.

TopViewSuite is a group of software applications, used for internal trading purposes only:
1.	Trade Recommendation Engine (TRE), also known internally as the blackbox, used to generate trading signals.
2.	TOMS, Titan’s order management software, used to execute and manage trades.
3.	TopView and TopViewClient, used to distribute the real-time and historical trading signals.
4.	Several back end data management tools, with internal names to manage data.

These parts, when assembled with other third party components, form a complete automated trading system capable of transforming real-time market data into executed trading orders.The trading system controls the trading decisions while monitoring the data arriving from the real-time data feed and looks for the pre-defined patterns of movement in price, volume, and time.  When a particular pattern is found, a trading signal is generated.

The automatic order execution software is responsible for processing the trading signals and turning them into online trading orders.  The orders are sent over the internet to the RediPlus trade execution engines. Several other trade execution engines (RealTick, FIX, ODL, ChoiceFX) are supported but are not used at Titan at present.  The software can operate in simulation mode, where no orders are actually placed; in semi-automatic mode, where orders require a manual confirmation step, or in fully automatic mode, orders are executed with little operator intervention.

Titan has access to a $5 million proprietary trading account through a partnership with Compo Investments though a combination of manual, “GreyBox” discretionary trading and automated “BlackBox” computer based trading.

GreyBox Trading

GreyBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the trader applies judgment before manually allowing the signals to be executed as trades. Thus, GreyBox mode allows the power of automation to be controlled by human discretion. It is a useful mode for operation while the software is being refined to make it perform with the expertise of a human trader.

The concept behind Titan’s GreyBox trading mode has four elements:

1.	present the trader with high quality technical based trading opportunities;
2.	allow the GreyBox trader to have complete control over which trades are executed;

3.	automate the order entry and exit process; and
4.	manage risk on dozens of open positions with automation.

In each case, the benefit to the trader of our GreyBox mode trading software is to allow that trader to execute a greater number of trades with a greater probability of achieving a profit than without the software.  The combination of all four features can dramatically increase the number of trades that even an experienced trader can execute.

BlackBox Trading

BlackBox trading refers to a style of trading where electronic trading signals are delivered to the trader, and the signals are immediately and automatically executed as trades. Thus, BlackBox mode allows the power of automation to be applied with no human discretion. Titan’s goal is to conduct all of its trading operations in BlackBox mode. Achieving BlackBox mode requires a great deal of refinement in the trading systems’ rules and settings so the software can perform with the judgment of a human trader.

The concept behind Titan’s BlackBox trading mode has three elements

1.	generate high quality technical based trading opportunities;
2.	automate the order entry and exit process; and
3.	manage risk on dozens of open positions with automation.

In each case, the benefit of BlackBox mode trading software mode is to allow the system to execute a large number of trades with no decision-making required on the part of the operator.

Titan External Trading Tools for other institutional and retail traders

In September, 2010, Titan migrated the “best of breed” of its TopView products to a hosted web based delivery mechanism known at TickAnalyst.

TickAnalyst incorporates over a dozen trading models that have been shown to be effective analytical tools in all market conditions, including counter‐trend and mean reversion models for volatile sideways markets and trending models for directional trending markets.

The software is a product of years of research and development and incorporates Titan’s suite of proprietarymathematical pattern recognition algorithms that factor in dozens of human emotional elements, ranging from euphoria to panic. The software has been trained to recognize complex patterns through tens of thousands of iterations in Titan’s Trade Recommendation Engine™ (TRE). This pattern recognition ability allows the software to generate buy and sell signals on stocks, ETFs, futures and currencies. Those signals are then delivered quickly and easily to any traders desktop via a browser‐based application that is complementary to any institutional trading system.Titan manages and hosts the technology infrastructure at a neutral co‐location data center. The platform combines tightly integrated proprietary components, including a Complex Event Processing Engine (CEP), High Frequency Tick Database, BlackBox, Direct Market Access System (DMA), and FIX Engine. Trade signals received in Titan’s TickAnalyst application can be electronically traded by any FIX‐based EMS or OMS. The trade signals can also be integrated into most third party charting packages.

Recent Milestones

October, 2010 - The Company announced the availability of its TickAnalyst™ Automated Behavioral Trading software‐as-a‐service offering. “By incorporating behavioral elements into our proprietary models, Titan is addressing arguably the hottest area of the financial industry, which is still recognized as being technologically behind the substantial academia that already supports it,” stated Titan CEO John Coulter. “Inherent in human psychology are feelings of over‐exuberance, extreme pessimism and indifference, and these emotions directly influence the perception of risk. By applying a systematicapproach, Titan is attempting to model the human mind’s attitude towards trading by overcoming these deficiencies and enabling orders to be executed in the face of adversity, particularly when known events with a high probability of success converge.”

July, 2010 - The Company established a second data center located in Atlanta, Georgia for its network operations, an important step in Titan's mission to provide a fully-redundant fault-tolerant service to its clients. The new data center operates from a colocation facility that includes physical security, fully redundant power and HVAC, controlled temperature and humidity, fire-threat detection and suppression, 24x7x365 critical monitoring, on-site staff with secure access and SAS 70 certification. Titan will use the new site to conduct its primary real-time trading operations and research. The Edmonton site will continue to provide testing and support services and redundancy will be phased in. Backup hardware to support fault tolerance is being procured.

Company Personnel

The Company hired John J. Coulter, a management consultant with 20 years of experience in the financial trading software industry to provide management with direction and advice on product development and marketing.  Mr. Coulter accepted the role of President & CEO in September 2010.

In August, the Company terminated consulting agreements with 2 consultants working for Titan USA and 1 consultant working for Titan Trading Analytics, Inc.
In August, the Company hired Brett Decker as a consultant to oversee Product Management.  Mr. Decker previously held IT Management positions with Maverick Capital, one of the world’s largest hedge funds and previously at Carlson Capital, a $2 billion hedge fund in Dallas, Texas.
In October, the Company terminated the agreement of 1 consultant working for Titan Trading USA.  1 consultant from Titan Trading Analytics, Inc. resigned.
In September, the Company re-entered into service contract agreements with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company.
Marketing and Sales

In conjunction with Mr. Coulter’s hiring, the Company has developed a comprehensive business and marketing plan covering operations to the end of the year and beyond. Under that plan, the Company is currently preparing for a formal product launch in 2010/Q4 and 2011/Q1.

Intellectual Property Transfer Agreements

During this period all pre-existing Software Transfer Agreements between the Company and Mssrs Philip Carrozza and Michael Gossland expired and were dissolved.

In September, the Company entered into negotiations with Mr. Philip Carrozza and Mr. Michael Gossland as well as two other long-term consultants to the Company to transfer any and all ownership of Intellectual Property,over which they might have claim, to the Company in exchange for a long term service contract and other consideration. The Company has made arrangements for legal assistance in the handling of these documents and it is expected to be concluded by the end of February 2011.

With the conclusion of these agreements, the Company wholly owns the TickAnalyst technology in its entirety.

OVERALL PERFORMANCE

Titan has limited operating revenue to date, and continues to fund the Company solely through private placements.

Equity Placements:

a)
March, 2009 - The Company announced the closing of a non‐brokered private placement of units (“Units”) which raised CDN$656,260. The Company issued 2,187,533 Units at CDN$0.30 per Unit. Each Unit consists of one common share (“Common Share”) and one‐half of one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share at a price of CDN$0.45 per Common Share during the first year following the date of closing and at CDN$0.60 per Common Share during the subsequent year and will expire March 17, 2011. The Company paid a total of CDN$44,056 in finder’s fees to arm’s length parties.

b)
October, 2009-The Company announced the closing of a non-brokered private placement of units (“Units”) which raised CDN$1,389,000. The Companyissued 5,556,000 Units at CDN$0.25 per Unit. Each Unit consists of one common share (“CommonShare”) and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant isexercisable into one Common Share at a price of CDN$0.375 per Common Share during the first yearfollowing the date of closing and at CDN$0.50 per Common Share during the subsequent year and willexpire October 15, 2011. The Companypaid a total of CDN$18,376 in finder’s fees to arm’s lengthparties.

The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exerciseof the Warrants weresubject to a four (4) month restricted period which expiredon February 16, 2010.Closing of the private placement is subject to TSX Venture Exchange approval.The proceeds of the private placement will be used to enhance marketing and training programs,software development and for working capital.

c)
May, 2010 - The Company announced the closing of a non‐brokered private placement of units (“Units”) which raised CDN$ 902,250. The Corporation issued 4,511,250 Units at CDN $0.20 per Unit. Each Unit consists of one common share (“Common Share”) and one common share purchase warrant (a “Warrant”). Each whole Warrant is exercisable into one Common Share at a price of CDN $0.30 per Common Share during the twenty‐four month period following the date of closing and will expire May 27, 2012. The Corporation paid a total of CDN $4,000 in finder’s fees to arm’s length parties. The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on September 27, 2010. Closing of the private placement is subject to TSX Venture Exchange approval. The proceeds of the private placement will be used to enhance marketing and training programs, software development and for working capital. The company paid a total of $4,000 in finder’s fees.

d)	October,2010,closed a non-brokered private placement of units (“Units”) which raised CDN $1,982,450. The Company issued 19,824,500 Units at CDN $0.10 per Unit. Each

Unit consists of one common share (“Common Share”) and one common share purchase warrant (a “Warrant”).Of the gross proceeds, $1,600,389 and $382,061 have been allocated to the Common Shares and Warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 94%, risk free rate of 1.34%, and expected life of 2 years.Each whole Warrant is exercisable into one Common Share at a price of CDN $0.30 per Common Share during the twenty-four month period following the date of closing and will expire October 12, 2012. The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on February 12, 2011.  The Company paid a total of CDN $14,500 in finder’s fees to arm’s length parties.

e)
October, 2010,the Company closed of a non-brokered private placement of units (“Units”) which raised CDN $45,000. The Company issued450,000 Units at CDN $0.10 per Unit. Each Unit consists of one common share (“Common Share”) and one common share purchase warrant (a “Warrant”). Of the gross proceeds, $35,063 and $9,937 have been allocated to the Common Shares and Warrants respectively using the relative fair value method.  The value allocated to the common share purchase warrants was determined using the Black-Scholes option pricing model with the following assumptions:  dividend yield of $nil, expected volatility of 95%, risk free rate of 1.37%, and expected life of 2 years.  Each whole Warrant is exercisable into one Common Share at a price of CDN $0.30 per Common Share during the twenty-four month period following the date of closing and will expire October 20, 2012. The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on February 20, 2011.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, obtaining financing from new lenders and the issuance of additional equity.  The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2010, however, management can provide no assurance with regard thereto.

The Company’s financial instruments consist of cash, short term investment, restricted cash, accounts payable, loans and advances and convertible debentures. The fair values of cash, short term investment, restricted cash and accounts payable approximate their carrying values, due to their short-term nature. The fair value of the loans and advances cannot be reliably determined as there is no market for loans that do not bear interest and have no terms of repayments.  The Company is exposed to currency risk as a result of its operations in the United States.It is expected that substantially all of the Company’s software and subscription sales customers will be in the United States; however, the Company’s property is currently located in Canada and the United States.  To date the Company has not generated revenues, and has relied on funding through private placements.

Warrants & Options:

As at year ended October 31, 2010, a total of 4,130,000 options were granted, 1,870,593 options forfeited or expired and no options were exercised. As well, 2,000,000 warrants expired.

Warrants Extended:

November, 2009–The Company extended the expiry date ofcertain of its outstanding common share purchase warrants. In 2007, the Companyissued 1,518,117warrants with an exercise price of $0.60 per common share and expiring on December 7, 2009. TheCompanyextended the expiry date of such warrants until December 7, 2010.

March, 2010 – The Company extended the expiry date of certain of its outstanding common share purchase warrants.  In 2008, the Company issued 1,000,000 warrants with an exercise price of $0.35 per common share and expiring on March 6, 2010.  The Company extended the expiry date of such warrants until March 6, 2011.

July, 2010 – The Company extended the expiry date of certain of its outstanding common share purchase warrants. In 2008, the Company issued 1,017,500 warrants with an exercise price of $0.40 per common share and expiring on July 29, 2010. The Company extended the expiry date of such warrants until July 29, 2012.

August, 2010– The Company extended the expiry date of certain of its outstanding common share purchase warrants. In 2008, the Company issued 2,500,000 warrants with an exercise price of $0.40 per common share and expiring on August 19, 2010. The Company extended the expiry date of such warrants until August 19, 2012.

SELECTED ANNUAL INFORMATION AND RESULTS FROM OPERATIONS

	For year ended October 31,
	2010	2009	2008
Net sales / total revenues	NIL	NIL	NIL
Net loss	$2,977,117	$3,528,749	$3,075,985
Net loss per share (fully diluted)	0.05	0.07	0.07
Assets	1,165,093	869,397	1,528,919
Long-term financial liabilities	360,083	99,554	NIL
Dividends declared per shares	NIL	NIL	NIL

RESULTS OF OPERATIONS

The net loss of $2,977,117 (2009-$3,528,749) Y.T.D. ended October 31, 2010 consisted of:research and development fees $873,215 (2009-$1,078,379), general and administration $1,903,159 (2009 - $2,279,935), amortization expense $177,575 (2009 - $186,774) and bank charges and interest $28,455 (2009-$11,844).

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended
	Oct. 31, 2010		July 31, 2010		April 30, 2010		Jan. 31, 2010
Net sales/total revenues	$	---	$	---	$	---	5,000
Net loss		$1,028,725		$728,244		$634,692	$585,456
Net loss per share (fully diluted)		.01		.01		.02	.01

	For the three month period ended
	Oct. 31, 2009	Jul. 31, 2009	Apr. 30, 2009	Jan. 31, 2009
Net sales/total revenues	Nil	Nil	Nil	Nil
Net loss	$1,263,409	$710,436	$936,032	$618,872
Net loss per share (fully diluted)	.03	.01	.02	.01

The statements of the Company have been prepared in accordance with Canadian GAAP, which do not differ materially with those established in the United States except as disclosed in the notes to the financial statements.

LIQUIDITY

As at October 31, 2010,The Company was holding cash of $209,736, short-term investment of $60,000, and had a working capital of $127,469. Since its inception, the Company has, and continues to rely upon the proceeds of private placement financings to support its development and marketing of the trading software. The future ability of the Company to realize full commercialization and sales of the technology, form successful partnerships, and compensate the executive team as they administer the trading programs, will depend on its ability to obtain additional funding through private placement financings.
The Company expended all of its efforts in fiscal 2009 developing the trading software to be ready for full use.  The Company’s executive team looks forward to establishing revenue streams and products based on the newly developed software.

Currently the Company is in negotiations with several groups regarding additional funding sources to meet its general and administrative expenses as well as any additional research and development that may be required. The Company is currently dealing with qualified/sophisticated investors in order to secure, either through private placements or loans, the capital required. As this is an ongoing exercise, the Company will provide additional details once they are made available.

The ability for the Company to secure additional financing required to become cashflow positive is a risk. The ability for Titan to provide technical support for its grey box software is a risk.

RELATED PARTY TRANSACTIONS

Included in the consolidated financial statements are the following transactions with officers, directors and related individuals not disclosed elsewhere:

Year ended October 31,	2010	2009		2008
Management and consulting fees	$382,241		$94,500		$184,500
Research and development	$120,000		$237,574		$258,182
Finders’ fees	$10,000	$	---	$	---

Management and consulting fees are paid to a director of the Company and a company controlled by an officer for providing management services.

Research and development fees are paid to directors and companies controlled by directors for their services in providing software development and software testing.

Included in accounts payable and accrued liabilities is $26,614 (2009 - $27,548) payable to directors of the Company or companies controlled by directors or officers.

The related party transactions are in the normal course of operations and are recorded at the exchange amount which is the amount of consideration established and agreed to by the related parties.

DISCLOSURE OF OUTSTANDING SHARE DATA

Authorized and Issued Share Capital as of February 28, 2011

Class	Par Value	Authorized	Issued
Common Shares	Nil	Unlimited	93,240,278
Preferred Shares	Nil	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding, as of February 28, 2011

Security Type	Number	Exercise Price	Expiry Date	Recorded Value
Stock Options	360,000	$0.315	June 23, 2011	N/A
Stock Options	1,560,000	$0.30	Jan. 8, 2012	N/A
Stock Options	200,000	$0.69	June 28, 2012	N/A
Stock Options	50,000	$0.50	Aug. 15, 2012	N/A
Stock Options	1,085,000	$0.37	Jan. 28, 2013	N/A
Stock Options	190,000	$0.50	Feb. 4, 2013	N/A
Stock Options	50,000	$0.34	June 24, 2013	N/A
Stock Options	150,000	$0.335	July 8, 2013	N/A
Stock Options	900,000	$0.30	August 12, 2013	N/A
Stock Options	510,000	$0.36	August 15, 2013	N/A
Stock Options	350,000	$0.36	November 7, 2013	N/A
Stock Options	50,000	$0.305	January 26, 2014	N/A
Stock Options	1,205,000	$0.33	March 6, 2014	N/A
Stock Options	600,000	$0.355	April 21, 2014	N/A
Stock Options	1,300,000	$0.25	November 13, 2014	N/A
Stock Options	25,000	$0.27	November 25, 2014	N/A
Stock Options	1,405,000	$0.17	March 3, 2015	N/A
Stock Options	1,350,000	$0.17	May 28, 2015	N/A
Stock Options	50,000	$0.10	October 15, 2015	N/A
Purchase Warrants	1,518,117	$0.60	Dec. 7, 2010	N/A
Purchase Warrants	1,000,000	$0.35	March 6, 2011	N/A
Purchase Warrants	1,017,500	$0.40	July 29, 2012	N/A
Purchase Warrants	2,500,000	$0.40	August 19, 2012	N/A
Purchase Warrants	1,051,467	$0.60	March 17, 2011	N/A
Purchase Warrants	2,778,000	$0.50	Oct. 15, 2011	N/A
Purchase Warrants	4,511,250	$0.30	May 27, 2012	N/A
Purchase Warrants	19,824,500	$0.30	October 12, 2012	N/A
Purchase Warrants	450,000	$0.30	October 20, 2012	N/A
Purchase Warrants	5,110,625	$0.30	December 3, 2012	N/A

SUBSEQUENT EVENTS

On November 3, 2010 the Company announced the granting of 1,930,000 stock options to a Director and Officer of the Company.  The options will have an exercise price of $0.11 with a vesting term over an eighteen month period and a five year term to expiry.

 On November 24, 2010 the Company announced the granting of 3,770,000 stock options, in the aggregate, to officers and consultants of the Company. The options will have an exercise price of $0.14, with vesting over an eighteen‐month period and a five year term to expiry.

In November 2010, 1 consultant from Titan Trading Analytics, Inc. resigned.

On December 3, 2010 the Company completed a non-brokered private placement of Units which raised $1,022,125.  The private placement consisted of 10,221,250 units at $0.10 for total proceeds of $1,022,125.  Each Unit consists of one Common Share and one-half of one Common Share purchase Warrant.  Each whole share purchase Warrant is exercisable onto one Common Share at a price of $0.30 per Common Share during the 2 year period following the date of the closing and will expire December 3, 2012.  The Company paid a total of $88,250 in finder’s fees to arm’s length parties. The units and the common Shares issuable upon exercise of the warrants are subject to a four month restricted period which expires on April 4, 2011.

On December 22, 2010 the Company announced the granting of 200,000 stock options, in the aggregate, to a consultant of the Company. The options will have an exercise price of $0.13, with vesting over an eighteen‐month period and a five year term to expiry.

In December 2010, 1 consultant from Titan Trading Analytics, Inc. resigned and the Company terminated the contract of 1 consultant from Titan Trading USA.

January, 2011 - The entire engineering team in Edmonton, Alberta, was replaced by a team of 3 consultants in Mumbai, India with institutional trading system experience. As of March 2011, that team is now consists of 5 individuals.

 January, 2011 – The Company, a hosted provider of behavioral research and trading strategies announced today that it has incorporated 10 years of tick data for all components of the S&P/ Toronto Stock Exchange Composite Index into its Trade Recommendation Engine™.
"This is an important step for Titan to appeal to global institutional investors,” added John Coulter, President & CEO of Titan. “The TSX is the third largest exchange in North America and 8th largest globally, comprised of some of the world’s most actively traded banking and energy stocks. Titan’s research analysts have spent tens of thousands of hours devising and optimizing our unique set of trading strategies which factor in a wide range of trader emotions and help users steer clear of human pitfalls. We plan on initiating coverage for stocks which trade on major European and Asian indices later in the year.”
Titan’s research combines ten years of historical equities tick data, machine readable news sentiment and proprietary behavioral sentiment which are run through a dozen unique trading strategies. Trade recommendations are streamed into Titan’s browser-based TickAnalyst™ application or through an API for third party systems. Titan also provides trade recommendations on all constituents of the S&P 500 and Russell 2000 Indices.

February, 2011 – The Company migrated all essential operating equipment to a Private Cloud facility in Atlanta, GA, enabling the Company to quadruple its processing power for research, development and production services.

February, 2011  - UNX Catalyst® Boosts Marketplace Offering with New Behavioral Trading Technology From Titan Trading Analytics Sophisticated pattern-recognition algorithms generate buy and sell signals to give traders an edge when human emotion drives markets
Traders know that such emotions as greed, fear and irrational exuberance can often influence trading prices and market direction.  Now they can act ahead of the herd, thanks to an integrated offering from innovative trading technology provider UNX LLC (www.unx.com) and software developer Titan Trading Analytics (TSX Venture: TTA, OTC Bulletin Board :TITAF).
The firms have developed a plug-in that streams behavioral research and trade strategies from Titan's TickAnalyst™ system into the Catalyst platform.  Based on the science of behavioral finance, TickAnalyst's proprietary pattern recognition algorithms factor in emotions ranging fromeuphoria to confidence to panic.  The models were developed and extensively back-tested using ten years of historical equities tick data, machine-readable news and social media sentiment.
The TickAnalyst system simultaneously runs all models through its complex event processing (CEP) engines to "sense" certain market behavior and generate trade signals before herd mentality takes over.  Traders often receive higher-probability trade ideas hours—or even days—ahead of market correction.
The Catalyst integration also allows traders to immediately act on buy and sell recommendations by placing orders from the independent, broker-neutral Catalyst EMS (Execution Management System).
Titan was able to initiate development of the plug-in application using UNX's advanced Software Development Kit (SDK), according to Titan President and CEO John Coulter.
"Catalyst's open-technology framework and SDK made it extremely easy for us to integrate with TickAnalyst," Coulter affirms.  "We're excited to join the Catalyst Marketplace, and look forward to helping UNX clients increase their trading productivity with our actionable behavioral research content."
UNX Global Head of Product Management Ruth Colagiuri states that the inclusion of such unique, third-party services into Catalyst underscores the value proposition of the platform for traders, as well as a delivery vehicle for firms who want to extend services to a broader client base.
"The Catalyst business model has always been about more than just providing an EMS and order-routing network," Colagiuri explains.  "We are actually building a global community of trading participants and third-party vendors who are developing their own Catalyst plug-ins to create customized trading solutions.  The Catalyst SDK is both intuitive and comprehensive and we are seeing increasing adoption of this model."
UNX recently announced the integration of data and research services into Catalyst from International Class Actions Management (ICAM) to help traders limit exposure to risk.  The plug-in access to ICAM's global database of securities class actions, bankruptcies and government disgorgements was also developed using UNX's SDK.
Available to clients, broker-dealers, exchanges and third-party application vendors to develop applications or add-ins for use in Catalyst, the UNX SDK includes multiple open APIs that provide access to thousands of callable functions and support a broad range of programming languages.  Users can quickly add functionality, update their offerings and integrate applications without having to involve the UNX development staff and incur additional development costs.

About UNX LLC

Founded in 1999, UNX is an independent trading technology firm and agency broker that provides advanced electronic trading technology for the institutional trading community through its open-architecture platform Catalyst®.   A broker-neutral offering, Catalyst streamlines multi-broker trading workflow and serves as an efficient delivery mechanism for broker-dealers and third-party vendors to distribute and update their offerings to clients.  UNX has offices in New York and Los Angeles.

February, 2011 – the Company announced that it has incorporated 12 years of historical and intraday textual sentiment data from behavioral finance pioneers MarketPsych LLC of Santa Monica, California.

The MarketPsych Data Feed provides intraday updates gathered from earnings call transcripts, chats forums, and social media sites. MarketPsych’s innovative software engine aggregates sentiment, topic and tone from millions of online conversations and normalizes the data for quantitative research applications.  The feed currently includes ticker-specific data on over 6,000 U.S. equities symbols updated on an hourly basis, and the historical database includes over 12 years of textual sentiment data.

"Our models are designed to find “hidden footprints” around a stock price,” stated John Coulter, President & CEO of Titan.  “Recent studies indicate that Twitter buzz can predict the movement of a stock prior to any official news being released by a company.  MarketPsych is able to collect and score emotional sentiment based on a series of sophisticated behavioral algorithms.  When we back-tested the data stream with our own proprietary research tools, we found a noticeable correlation in the probability of an event occurring.  The addition of MarketPsych Data will enable our system to quickly pick-up unforeseen events and improve the quality of our trade recommendations.”

"As an add-on to traditional trading models, behavioral data is the next frontier for traders seeking new rich sources of alpha. Until recently there was no authoritative time series of ticker-specific sentiment information from social media.  MarketPsych Data is that source," stated MarketPsych Managing Director Richard Peterson.

About MarketPsych

MarketPsych LLC is a leader in behavioral finance research and consulting, integrating the competitive advantages derived from behavioral economics into products and trainings for the worlds' largest investment banks and brokerages.  Over the past seven years the MarketPsych team developed proprietary text analysis software that identifies and quantifies economically predictive sentiments such as optimism and pessimism, tones such as uncertainty and urgency, and topics such as management changes and debt defaults from social media, blogs, financial news, and executive interviews.  After quantifying this information the data feed distributes the raw data and graphical tools to analysts, fund managers, and news services who want to understand the deep forces that move markets.  For more information on MarketPsych LLC please visit www.marketpsychadvisor.com.

CHANGE IN ACCOUNTING POLICY

New Accounting Standards

In October 2009, the FASB issued ASU2009-13, “Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements – A Consensus of the FASB Emerging Issues Task Force.” This update provides application guidance on whether multiple deliverables exist, how the deliverables should be separated and how the consideration should be allocated to one or more units of accounting. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence, if available, third-party evidence if vendor-specific evidence is not available, or estimated selling price if neither vendor-specific nor third-party evidence is available. The Company will be required to apply this guidance prospectively for revenue arrangements entered into or materially modified after January 1, 2011; however, earlier application is permitted.

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985) - Certain Revenue Arrangements That Include Software Elements. ASU 2009-14 changes the accounting model for revenue arrangements that involve a combination of tangible products and software. Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue recognition guidance in ASC 985. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 with early adoption permitted.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periodsbeginningafter December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.